Exhibit 99.1

HOLLYSYS ANNOUNCES PUBLIC OFFERING OF ORDINARY SHARES

Beijing, China, April 9, 2019 — Hollysys Automation Technologies Ltd. (“Hollysys” or the “Company”) (NASDAQ: HOLI), a leading provider of automation and control technologies and applications in China, today announced its intention to offer 7,800,000 of its ordinary shares through an underwritten public offering. In connection with the offering, Hollysys expects to grant to the underwriter a 30-day option to purchase up to 1,170,000 additional ordinary shares.

Citigroup Global Markets Inc. is acting as the sole book-running manager for the offering.

A shelf registration statement on Form F-3ASR relating to the ordinary shares offered in the public offering described above was filed with the Securities and Exchange Commission (the “SEC”) on April 8, 2019 and was automatically effective upon filing. The offering of the ordinary shares is being made only by means of a preliminary prospectus supplement and accompanying base prospectus, copies of which may be obtained on the SEC’s website located at http://www.sec.gov. Copies of the preliminary prospectus supplement and the accompanying base prospectus relating to the ordinary shares being offered may also be obtained from Citigroup Global Markets Inc., Attention: Broadridge Financial Solutions at 1155 Long Island Avenue, Edgewood, New York 11717, United States of America or by telephone at +1 (800) 831-9146.

The Company plans to use the net proceeds from the Proposed Offering for general corporate purposes, which the Company expects to include the expansion of its total solution offerings, investments in research and development, increasing production capacity, broadening sales and marketing channels, and other general corporate uses. If appropriate opportunities arise to acquire or invest in complementary products, technologies or businesses, the Company may use a portion of the net proceeds for such acquisition or investment.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any offer or sale of any securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Hollysys Automation Technologies Ltd. (NASDAQ: HOLI)

Hollysys is a leading automation control system solutions provider in China, with overseas operations in eight other countries and regions throughout Asia. Leveraging its proprietary technology and deep industry know-how, Hollysys empowers its customers with enhanced operational safety, reliability, efficiency, and intelligence which are critical to their businesses. Hollysys derives its revenues mainly from providing integrated solutions for industrial automation and rail transportation. In industrial automation, Hollysys delivers the full spectrum of automation hardware, software, and services spanning field devices, control systems, enterprise manufacturing management and cloud-based applications. In rail transportation, Hollysys provides advanced signaling control and SCADA (Supervisory Control and Data Acquisition) systems for high-speed rail and urban rail (including subways).

Founded in 1993, with technical expertise and innovation, Hollysys has grown from a research team specializing in automation control in the power industry into a group providing integrated automation control system solutions for customers in diverse industry verticals. As of March 2019, Hollysys had cumulatively carried out more than 25,000 projects for approximately 15,000 customers in various sectors including power, petrochemical, high-speed rail, and urban rail, in which Hollysys has established leading market positions.

Safe Harbor

Certain statements in this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are based on Hollysys’ expectations and intentions and other matters that are not historical facts, include, but are not limited to, statements regarding Hollysys’ proposed public offering of its ordinary shares, its grant to the underwriters of an option to purchase additional shares, and the use of proceeds of this offering. Actual results could differ from those projected in any forward-looking statements due to numerous factors. Such factors include, among others, market and other general economic conditions and Hollysys’ and the underwriters’ ability to consummate the offering. These forward-looking statements are made as of the date of this press release and Hollysys assumes no obligation to update such forward-looking statements or to update the reasons why actual results could differ from those projected in such forward-looking statements. Investors should refer the section captioned “Risk Factors” in our report on Form 6-K furnished to the SEC on at 16:24:11 on April 8, 2019 EDT for additional information regarding the factors could cause our actual results to differ from those projected in such forward-looking statements.

For investor and media inquiries, please contact:

Hollysys Automation Technologies Ltd.

www.hollysys.com

+86 10 - 5898 1386

investors@hollysys.com